SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR LAUNCHES GROUPS & CORPORATE TRAVEL SERVICE

LESLEY KANE APPOINTED HEAD OF GROUPS & CORPORATE TRAVEL

Ryanair, Europe's favourite low fares airline, today (15 Jan) launched a new Groups & Corporate Travel service and announced it has appointed Lesley Kane (who moves from Head of Sales & Marketing Europe) as its Head of Groups & Corporate Travel, as it actively targets the group and business travel markets in 2014.

Customers can now access a "Groups" section on the homepage of the new and improved Ryanair.com website, which will be followed by a new business product (to be unveiled in the coming weeks) with flexible tickets, reserved seating and fast-track through selected airports, as Ryanair opens over 20 new routes from Ireland, and over 150 new routes from UK airports in 2014.

The launch of Ryanair "Groups" will be of significant interest to all travelling groups including schools, sports clubs and all other large party organisers and with more than 1,600 daily flights, connecting 186 destinations across 30 countries, both groups and business travellers will save time and money thanks to Ryanair's Groups & Corporate Travel products.

Ryanair's Michael O'Leary said:

"2014 is set to be a very exciting year for all groups and business passengers as Ryanair's entry into these markets will significantly lower their costs of travel. We're pleased to appoint Lesley Kane as Ryanair's Head of Groups & Corporate Travel. Her extensive knowledge of sales and marketing, combined with her considerable experience from her time as Head of Ryanair Direct will ensure the successful implementation of Ryanair's new service improvements."

Ryanair's Lesley Kane said:

"I look forward to rolling out Ryanair's new groups and business product offering in early 2014. Ryanair is continually improving our customer service and has received numerous requests from group organisers and corporate businesses to develop and launch these new exciting products. From early 2014, groups and business customers will be able to enjoy the added benefits of our tailored products, which will support Ryanair's passenger growth to over 110 million passengers by 2019."

ENDS

Groups terms & conditions: http://www.ryanair.com/en/questions/how-to-make-a-group-booking

For further information
please contact:
           Robin Kiely                                                                 Joe Carmody
               Ryanair Ltd                                                                 Edelman Ireland
               Tel: +353-1-8121212                                                Tel: +353-1-6789 333
               press@ryanair.com                                                   ryanair@edelman.com

               Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary